787 Seventh Avenue New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
September 21, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler Scot Foley James Peklenk Jennifer Riegel Melissa Rocha

Re:	Clovis Oncology, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 31, 2011 File No. 333-175080
Ladies and Gentlemen:
     On behalf of Clovis Oncology, Inc. (the “Company”), we hereby submit this supplemental information in response to one of the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2011 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-175080) filed with the Commission on August 31, 2011 (the “Registration Statement”). We have recited this comment in bold type and have followed the comment with the Company’s proposed response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.
     Please note that on September 21, 2011, the board of directors of the Company approved a 1 for 2.9 reverse stock split of the Company’s common stock (the “Reverse Stock Split”). The Reverse Stock Split will become effective upon the filing of an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, following receipt by the Company of the requisite approval by the stockholders of the Company. The numbers in this letter do not reflect the Reverse Stock
New York            Washington            Paris            London            Milan             Rome            Frankfurt            Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission
September 21, 2011

Split. The Company expects that the numbers included in Amendment No. 3 to the Registration Statement will reflect the Reverse Stock Split.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 47
1. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide an updated listing of all stock option grants and other equity transactions through the date of your filing and provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
Response: The Company acknowledges the Staff’s comment and proposes supplementing its disclosure on the top of page 53 of Amendment No. 2 to include the following:
“On September 21, 2011, we and representatives of the underwriters determined the price range set forth on the cover page of this prospectus. The midpoint of the price range set forth on the cover page of this prospectus is $4.83 per share, as compared to management’s most recent common stock valuation of $3.80 per share completed as of June 30, 2011. As is typical in initial public offerings, the range set forth on the cover page of this prospectus was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters based on prevailing market conditions and estimates of our business potential. In addition to the difference in purpose and methodology, we believe that the difference in estimated value between the midpoint of the price range and management’s determination of the estimated fair value of our common stock as of June 30, 2011 is primarily the result of the following factors:
•	The contemporaneous valuation prepared as of June 30, 2011 contained multiple liquidity scenarios, including an initial public offering with an anticipated completion date of October 1, 2011 and two scenarios that assumed we remained as a private company for an extended period of time. If we had considered only the October 1, 2011 initial public offering scenario with 100% probability, the contemporaneous valuation would have resulted in a fair value determination of $4.30 per share, representing a discount of 11% from the midpoint of the range.

•	We believe that is it reasonable to expect that the completion of an initial public offering could increase the value of our common stock as a result of the significant increase in our liquidity as well as the ability to buy and sell these securities. However, it is not possible to measure the potential increase in value with precision or certainty.

Securities and Exchange Commission
September 21, 2011

•	We would also note that a number of the most-recently completed initial public offerings by companies in the biotech and specialty pharmaceutical industries were completed at a discount to the midpoint of their filing ranges. Therefore, it is possible that the price at which this offering is completed will be lower than the midpoint of the price range set forth on the cover page of this prospectus.
During the period of July 1, 2011 through September 20, 2011, we granted options to purchase a total of 596,885 shares of our common stock. All such options are unvested as of September 20, 2011. These options have an exercise price of $3.80 per share, and we used the June 30, 2011 common stock valuation prepared by management to calculate stock-based compensation expense associated with these options. Based on the $4.83 midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of these options was $596,885, all of which related to unvested options."
As discussed with the Staff, the Company anticipates commencing its roadshow next week. Please direct your questions or comments regarding this letter to the undersigned at (212) 728-8285 or Peter H. Jakes at (212) 728-8230. Thank you for your assistance.
Respectfully submitted,
/s/ William H. Gump
William H. Gump

cc:	Patrick J. Mahaffy President and Chief Executive Officer Clovis Oncology, Inc. 2525 28th Street, Suite 100 Boulder, Colorado 80301

Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins, LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130